Filed pursuant to Rule 424(b)(3)
File No. 333-268093

PGIM PRIVATE CREDIT FUND

SUPPLEMENT NO. 3 DATED FEBRUARY 23, 2024

TO THE PROSPECTUS DATED JUNE 7, 2023

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of PGIM Private Credit Fund (the “Fund”), dated June 7, 2023 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

Before investing in our Common Shares, you should read carefully the Prospectus and this Supplement and consider carefully our investment objective, risks, charges and expenses. You should also carefully consider the “Risk Factors” beginning on page 23 of the Prospectus before you decide to invest in our Common Shares.

Update to Prospectus

PGIM Investments LLC (the “Manager” or “PGIM Investments”), investment manager to the Fund, has contractually agreed to waive its management fee and incentive fee through December 31, 2024 (the “Waiver Period”). PGIM Investments previously contractually agreed to waive its management fee and incentive fee for one year from the effectiveness of the Fund’s registration statement. Following the Waiver Period, the Manager will receive a management fee at an annual rate of 1.25% of the value of the Fund’s net assets as of the beginning of the first calendar day of the applicable month, and will receive any applicable incentive fee. The longer an investor holds shares of the Fund’s common stock during this period, the longer such investor will receive the benefit of the management fee waiver period.

The Manager pays a portion of the management fees and incentive fees it receives from the Fund to PGIM, Inc., the Fund's subadviser (the “Subadviser”). No advisory fees are paid by the Fund directly to the Subadviser. The Subadviser has also contractually agreed to waive its portion of the management fees and incentive fees in their entirety for the Waiver Period.